                                                                    EXHIBIT 99.1


                                                           FOR IMMEDIATE RELEASE

CAMTEK CONTACT:                PORTFOLIO PR CONTACTS:
Moshe Amit                     Paul Holm / Leon Zalmanov
+972-4-604-8308                +1 212-736-9224
+972-4-654-1083 (fax)          PHOLM@PORTFOLIOPR.COM / LZALMANOV@PORTFOLIOPR.COM
MOSHEAMIT@CAMTEK.CO.IL


                  CAMTEK LTD 2002 THIRD QUARTER RESULTS REFLECT
                             CONTINUING IMPROVEMENT

     o    Q3 REVENUES ROSE TO $7.2 MILLION, UP 17% FROM Q2 AND 2% FROM Q3, 2001

     o GROSS MARGINS: 45.2% (EXCLUDING ONE TIME INVENTORY WRITE OFF) VS. 39.4% IN Q2 AND 48.1% IN Q3, 2001

     o ONE TIME CHARGE OF $1.8 MILLION FOR INVENTORY WRITE-OFF DUE TO ENGINEERING ENHANCEMENT


MIGDAL HAEMEK, Israel - November 13, 2002 - Camtek Ltd. (NASDAQ:CAMT), a developer, manufacturer and marketer of intelligent optical inspection systems and related software products used to enhance processes and yields for the Printed Circuit Board (PCB), Semiconductor Packaging, and Microelectronics industries, today announced results for the third quarter and nine months ended September 30, 2002.

Sales for the third quarter of 2002 were $7.2 million, compared to sales of $6.1 million in the second quarter of 2002 and $7.0 million in the third quarter of 2001. Gross margins for the third quarter of 2002 were 45.2%, excluding a one-time inventory write-off, and 19.9% including the write-off, compared to 39.4% for the second quarter of 2002 and 48.1% for the third quarter of 2001.

The Company took a one-time inventory write-off charge of $1.8 million to account for obsolescent inventory. This write-off is the result of major engineering enhancements to the Orion product line that enhanced its performance while significantly reducing the cost of goods sold. The Company chose to write off the inventory items that will not be used in future sales due to these enhancements.

The Company reported a net loss for the third quarter of 2002 of $(1.3) million, or $(0.05) per share, excluding the inventory write-off, and a net loss of $(3.1) million, or $(0.12) per share, including the write-off. This compares to a net loss of $(1.7) million, or $(0.08) per share in the second quarter of 2002, and a net loss of $(1.1) million, or $(0.05) per share, excluding the one-time charge of $3.6 million related to the acquisition of Inspectech Ltd., or a net loss of $(4.8) million, or $(0.22) per share, including the one-time charge, for the third quarter of 2001.

Sales for the first nine months of 2002 were $17.9 million, compared to sales of $36.8 million for the first nine months of 2001. Gross margins were 41.1% (excluding the write-off) for the first nine months of 2002, and 52.9% for the first nine months of 2001. Selling, general and administrative expenses in the first nine months of 2002 decreased to $8.3 million from $10.4 million in the first nine months of 2001. The Company reported a net loss for the first nine months of 2002 of $(6.1) million, or $(0.26) per share, excluding the inventory write-off charge of $1.8 million or a loss of $(7.9) million, or $(0.34) per share including the write-off, compared to a net profit of $3.4 million, or $0.15 per share in the first nine months of 2001, excluding the Inspectech acquisition charge of $3.6 million or a loss of $(0.2) million, or $(0.01) per share including this charge.

"The steady growth in revenues and improved margins (excluding the inventory write-off) across the three quarters indicate the effectiveness of our long-term strategy of adapting the company to market conditions, while maintaining our core competencies and growth potential," said Rafi Amit, Camtek Chief Executive Officer.

Mr. Amit added, "Our on-going research and development efforts to improve performance and reduce costs have succeeded in making the Orion family, our flagship product, even more competitive. The reduction in product cost of goods sold allows us to cope with price erosion since the beginning of this recession and practically improves our gross margin.

Mr. Amit concluded, "We are proceeding with our strategy of focusing our efforts in the unsaturated Microelectronics and High Density Interconnect markets, while maintaining our activity in the PCB market. Given the newness of both technologies and markets, sales cycles in the first two segments are longer, resulting in reduced forecasting ability and delayed recognition of revenues. Therefore, we estimate that our revenues for the fourth quarter of 2002 will be within the range of $5 to $7 million. We shall, of course, continue to closely monitor all the markets and act accordingly."

THE COMPANY WILL HOST A CONFERENCE CALL TO DISCUSS THESE RESULTS ON THURSDAY, NOVEMBER 14TH, AT 10:00AM, EST/5:00 PM, ISRAEL TIME. TO PARTICIPATE, PLEASE CALL 800-711-5301 (US), 1-785-832-530 (INTERNATIONAL), AND MENTION ID CODE: CAMTEK. THE CONFERENCE CALL WILL BE WEB CAST LIVE AT HTTP://WWW.FIRSTCALLEVENTS.COM/SERVICE/AJWZ363767464GF12.HTML. IT WILL ALSO BE AVAILABLE FOR REPLAY ON
HTTP://WWW.FIRSTCALLEVENTS.COM/SERVICE/AJWZ363767464GF12.HTML STARTING 1PM EDT ON THE DAY OF THE CALL, OR BY CALLING 1-800-934-3336 (US) OR 1-402-220-1148 (INTERNATIONAL ALSO STARTING AT 1PM EDT ON THE DAY OF THE CALL.

ABOUT CAMTEK LTD.

Camtek Ltd., designs, develops, manufactures, and markets technologically advanced and cost-effective intelligent optical inspection systems and related software products, used to enhance processes and yields for the printed circuit boards, semiconductor packaging and microelectronics industries. Camtek is a public company since 2000, with headquarters in Migdal Ha'Emek, Israel and subsidiaries in the U.S., Europe, Japan, and East Asia. This press release is available at WWW.CAMTEK.CO.IL

This press release may contain projections or other forward-looking statements regarding future events or the future performance of the Company. These statements are only predictions and may change as time passes. We do not assume any obligation to update that information. Actual events or results may differ materially from those projected, including as a result of changing industry and market trends, reduced demand for our products, the timely development of our new products and their adoption by the market, increased competition in the industry, price reductions as well as due to risks identified in the documents filed by the Company with the SEC.

                                 (Tables Below)

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

                                                                                         DECEMBER 31,        SEPTEMBER 30,
                                                                                             2001                2002
                                                                                         -------------      ---------------
                                                                                            Audited            Unaudited
ASSETS
Current assets:
   Cash and cash equivalents                                                                     7,029                 8,806
   Marketable securities                                                                        13,908                 9,602
   Accounts receivable - trade (net of allowance of $ 1,135 and $ 2,190)                        13,818                11,558
   Inventories                                                                                  12,039                11,678
   Due from affiliates                                                                             374                   752
   Other current assets                                                                          2,555                 1,631
                                                                                         -------------       ---------------
      Total current assets                                                                      49,723                44,027

Fixed assets, net                                                                               11,225                10,706
Deferred taxes                                                                                     306                   293
                                                                                         -------------       ---------------
                                                                                                61,254                55,026
                                                                                         =============       ===============

LIABILITIES
Current liabilities:
   Short-term bank credit                                                                        4,816                 2,513
   Accounts payable                                                                              2,857                 3,326
   Due to Priortech Ltd.                                                                         1,114                   529
   Other current liabilities                                                                     6,084                 4,336
                                                                                         -------------       ---------------
      Total current liabilities                                                                 14,871                10,704

Long term loans                                                                                     55                    23
Accrued severance pay, net of amounts funded                                                       307                   377
                                                                                         -------------       ---------------
                                                                                                15,233                11,104
                                                                                         -------------       ---------------

SHAREHOLDERS' EQUITY
Ordinary shares NIS 0.01 par value, authorized 100,000,000 shares,
   outstanding 22,130,798 shares in 2001 and 28,065,038 shares in 2002                             112                   125
Additional paid-in capital                                                                      37,196                43,266
Unearned portion of compensatory stock options                                                    (162)                 (131)
Accumulated other comprehensive income:
    Unrealized gain on securities                                                                  128                     1
Retained earnings                                                                                9,339                 1,466
Treasury stock (528,900 shares)                                                                   (592)                 (805)
                                                                                         -------------       ---------------

                                                                                                46,021                43,922
                                                                                         -------------       ---------------
                                                                                                61,254                55,026
                                                                                         =============       ===============

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)


                                                          YEAR ENDED         THREE MONTHS ENDED         NINE MONTHS ENDED
                                                         DECEMBER 31,           SEPTEMBER 30,             SEPTEMBER 30,
                                                             2001            2001          2002         2001         2002
                                                         ------------    -----------     -----------  ----------  --------
                                                           Audited                Unaudited                 Unaudited
Revenues                                                      44,068         7,016           7,156      36,753     17,914
Cost of revenues                                              21,651         3,644           3,925      17,307     10,549
Write off - Inventory                                              -             -           1,805           -      1,805
                                                        ------------    ----------     -----------  ----------   --------
Gross profit                                                  22,417         3,372           1,426      19,446      5,560
                                                        ------------    ----------     -----------  ----------   --------
Research and development costs                                12,651       * 5,648           1,738    * 10,279      5,539
Selling, general and administrative expenses                  14,178         3,025           2,931      10,417      8,322
Restructuring costs                                              547             -               -           -          -
                                                        ------------    ----------     -----------  ----------   --------
Operating income (loss)                                       (4,959)       (5,301)         (3,243)     (1,250)    (8,301)

Financial and other income, net                                1,400           675             172       1,599        408
                                                        ------------    ----------     -----------  ----------   --------
INCOME (LOSS) BEFORE INCOME TAXES                             (3,559)       (4,626)         (3,071)        349     (7,893)

Provision for income taxes                                      (152)         (146)              -        (577)        20
                                                        ------------    ----------     -----------  ----------   --------
NET INCOME (LOSS)                                             (3,711)       (4,772)         (3,071)       (228)    (7,873)
                                                        ============    ==========     ===========  ==========  =========

EARNINGS PER ORDINARY SHARE:
   BASIC                                                      (0.17)         (0.22)          (0.12)      (0.01)     (0.34)

   DILUTED                                                    (0.17)         (0.22)          (0.12)      (0.01)     (0.34)

WEIGHTED AVERAGE NUMBER
OF ORDINARY SHARES OUTSTANDING:

      BASIC                                                  22,043         22,124          25,700      22,098    23,155

      DILUTED                                                22,043         22,124          25,700      22,098    23,155


* INCLUDING 3,634 PURCHASED RESEARCH AND DEVELOPMENT COSTS, DERIVED FROM THE ACQUISITION OF INSPECTECH LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

                                                          YEAR ENDED         THREE MONTHS ENDED         NINE MONTHS ENDED
                                                         DECEMBER 31,           SEPTEMBER 30,             SEPTEMBER 30,
                                                             2001            2001          2002         2001         2002
                                                             ----            ----          ----         ----         ----
                                                           Audited                Unaudited                 Unaudited

Revenues                                                     44,068         7,016         7,156        36,753       17,914
Cost of revenues                                             21,651         3,644         3,925        17,307       10,549
Write off - Inventory                                             -             -         1,805             -        1,805
                                                           --------      --------      --------      --------      -------
Gross profit                                                 22,417         3,372         1,426        19,446        5,560
                                                           --------      --------      --------      --------      -------
Research and development costs                               12,651       * 5,648         1,738      * 10,279        5,539
Selling, general and administrative expenses                 14,178         3,025         2,931        10,417        8,322
Restructuring costs                                             547             -             -             -            -
                                                           --------      --------      --------      --------      -------
Operating income (loss)                                      (4,959)       (5,301)       (3,243)       (1,250)      (8,301)

Financial and other income, net                               1,400           675           172         1,599          408
                                                           --------      --------      --------      --------      -------
INCOME (LOSS) BEFORE INCOME TAXES                            (3,559)       (4,626)       (3,071)          349       (7,893)

Provision for income taxes                                     (152)         (146)            -          (577)          20
                                                           --------      --------      --------      --------      -------
NET INCOME (LOSS)                                            (3,711)       (4,772)       (3,071)         (228)      (7,873)
                                                           ========      ========      ========      ========      =======
EARNINGS PER ORDINARY SHARE:
   BASIC                                                      (0.17)        (0.22)        (0.12)        (0.01)       (0.34)

   DILUTED                                                    (0.17)        (0.22)        (0.12)        (0.01)       (0.34)

WEIGHTED AVERAGE NUMBER
OF ORDINARY SHARES OUTSTANDING:

      BASIC                                                  22,043        22,124        25,700        22,098        23,155

      DILUTED                                                22,043        22,124        25,700        22,098        23,155

* INCLUDING 3,634 PURCHASED RESEARCH AND DEVELOPMENT COSTS, DERIVED FROM THE ACQUISITION OF INSPECTECH LTD.